Exhibit 99.1

FORT TECHNOLOGY INC.

(Formerly Impact Acquisitions Corp.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(unaudited)

i

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		September 30,	December 31,
		2025	2024
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		359	546
Short term deposit		352	-
Trade receivables		254	116
Other receivables		516	51
Inventory	4	3,451	3,119
		4,932	3,832
NON-CURRENT ASSETS:
Convertible loan receivable	3b	2,970	-
Right of use assets		202	250
Property and equipment, net		119	135
		3,291	385
TOTAL ASSETS		8,223	4,217

Liabilities and equity
CURRENT LIABILITIES:

Trade payables		597	505
Lease liability		54	48
Other payables		191	253
Loan commitment liability	3b	258	-
Related parties payable	9	2,463	1,775
		3,563	2,581
NON-CURRENT LIABILITIES:
Lease liability		173	199
Convertible debentures	3c	3,063	-
Deferred taxes		30	33
		3,266	232
TOTAL LIABILITIES		6,829	2,813

SHAREHOLDER’S EQUITY:

Common shares and additional paid in capital		4,421	(*)-
Stock-based compensation reserve		10	-
Convertible debentures reserve	3c	185	-
Retained earnings		(3,222)	1,404
TOTAL EQUITY		1,394	1,404
TOTAL LIABILITIES AND EQUITY		8,223	4,217

(*)	Amount less than $ 1 thousand

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands(*)
Revenues	8,050	6,444	3,127	1,985
Cost of revenues	7,357	5,188	2,989	1,474

Gross profit	693	1,256	138	511

Operating expenses:

Sales and marketing	809	435	438	152
General and administrative	615	168	370	71
Other expenses	-	116	-	39

Operating profit (loss)	(731)	537	(670)	249

Listing expenses (see Note 3a)	3,784	-	3,784	-

Financial income	32	-	32	-
Financial expenses	137	44	103	26
Financial expenses (income), net	105	44	71	26

Profit (loss) before taxes	(4,620)	493	(4,525)	223

Tax expenses	6	93	5	4

Net profit (loss) and total comprehensive income (loss)	(4,626)	400	(4,530)	219

Profit (loss) per common share (basic and diluted)	(0.29)	0.03	(0.24)	0.02

Weighted average number of common shares outstanding (**)	15,815,056	14,285,714	18,856,935	14,285,714

(*)	Except share and per share information

(**)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the Reverse Share Split effected on October 1, 2025, see Note 1(d).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Number of common shares(**)	Common shares and additional paid in capital		Stock-based compensation reserve	Convertible debentures reserve	Retained earnings	Total
	U.S. dollars in thousands

Balance as of December 31, 2024	14,285,714	(*	)	-	-	1,404	1,404
Effect of reverse recapitalization transaction (Note 3a)	4,757,143	4,168		-	-	-	4,168
Issuance of convertible debentures (Note 3c)	-	-		-	185	-	185
Share-based payment in connection with issuance costs of convertible debentures	257,722	242		-	-	-	242
Exercise of warrants	22,519	11		-	-	-	11
Share-based payment	-	-		10	-	-	10
Net loss for the period	-	-		-	-	(4,626)	(4,626)
Balance as of September 30, 2025	19,323,098	4,421		10	185	(3,222)	1,394

Balance as of December 31, 2023	14,285,714	(*	)	-	-	1,044	1,044
Net profit for the period	-	-		-	-	400	400
Balance as of September 30, 2024	14,285,714	(*	)	-	-	1,444	1,444

(*)	Amount less than $ 1 thousand

(**)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the Reverse Share Split effected on October 1, 2025, see Note 1(d).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine months ended September 30,
	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM (USED IN (OPERATING ACTIVITIES:
Net profit (loss)	(4,626)	400
Adjustments required to reflect net cash from (used in) operating activities (see Appendix A):	3,314	(454)
Net cash used in operating activities	(1,312)	(54)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Net increase in cash resulting from reverse recapitalization (Note 3a)	4	-
Changes in short term deposit	236	-
Investment in convertible loan receivable (Note 3b)	(2,717)	-
Purchase of property and equipment	(6)	(11)
Net cash used in investing activities	(2,483)	(11)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Issuance of convertible debentures, net of issuance costs (Note 3c)	3,464	-
Exercise of warrants	11	-
Lease payments	(51)	(38)
Net cash from (used in) financing activities	3,424	(38)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(371)	(103)

EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	184	13
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	546	210
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	359	120

APPENDIX A:
Adjustments required to reflect net cash from (used in) operating activities:
Revenues and expenses that do not involve cash flows:
Exchange differences on cash and cash equivalents	(184)	(13)
Changes in deferred taxes, net	(3)	4
Depreciation and amortization	70	32
Amortization of discount on convertible debentures	26	-
Share-based payment to employees	10	-
Listing expenses (non-cash) (Note 3a)	3,459	-
Revaluation of convertible loan receivable (Note 3b)	34	-
Revaluation of loan commitment liability (Note 3b)	(3)	-
Interest income on convertible loan receivable	(26)	-
Lease financing expenses	31	13
	3,414	36
Changes in working capital:
Increase in trade receivables	(138)	(151)
Decrease (increase) in other receivables	(465)	264
Increase in related parties payable	688	1,699
Increase in inventory	(332)	(2,244)
(Increase) decrease in trade payables	73	(112)
Decrease in other payables	74	54
	3,314	(454)

Supplemental disclosure of cash flow information:
Interest received	5	-
Interest paid	6	2

Non-cash financing activity
Share-based payment in connection with issuance costs of convertible debentures	242	-

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - GENERAL

a.	Fort Technology Inc.

Fort Technology Inc. (formerly Impact Acquisitions Corp.) (the “Company”) was incorporated on December 5, 2019, under the Business Corporations Act (British Columbia). The Company was a Capital Pool Company (the “CPC”) as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4. The principal business of the Company since incorporation and until closing of the SPA (see below) on July 7, 2025 was the identification and evaluation of assets or business with a view to potentially acquire them or an interest therein by an option or any concomitant transaction. The purpose of such acquisition was to satisfy the related conditions of a qualifying transaction under the policies of the Exchange.

On February 6, 2025, Jeffs’ Brands Ltd. (the “Jeffs’ Brands”) signed a Share Purchase Agreement (the “SPA”) for the sale of all the shares of Fort Products Limited (the “Fort”) to the Company. On July 7, 2025, Jeffs’ Brands closed the SPA and the Company changed its name to Fort Technology Inc. Pursuant to the closing of the SPA, Jeffs’ Brands sold to the Company all of the issued and outstanding shares of Fort, in consideration for 14,285,714 common shares of the Company and up to an additional 9,428,571 common shares (the “Contingent Right Shares”), each at a deemed price per share of CAD 1.198 (approximately $0.88 per share), representing a post-closing common share interest in the Company of 75.02% (or up to 83.29% in the event of the full achievement of the milestones resulting in the issuance in full of the Contingent Right Shares).

The Contingent Right Shares will be issued to Jeffs’ Brands upon the achievement of the following milestones:

i.	3,142,857 common shares upon the completion of a transaction resulting in the listing of the Company’s securities on the New York Stock Exchange, the Nasdaq Stock Market LLC, or another U.S. national securities exchange, if completed within 24 months from the closing date,

ii.	3,142,857 common shares upon the successful capital raising by the Company, within 48 months of the closing date, in equity and/or debt financing totalling at least $8 million,

iii.	3,142,857 common shares upon the Company reaching annual revenues of at least $15 million by December 31, 2028, as reflected in its audited financial statements.

The acquisition of the shares of Fort from Jeffs’ Brands was accounted for as a reverse recapitalization. See Note 3a for further details of the accounting treatment.

b.	Fort Products Limited

Fort, a private company incorporated under the laws of England and Wales, was established on November 25, 2005. Fort is engaged in the sale of pest control products primarily through Amazon.uk under its own trademarks: Roshield, Entopest, Rempro and Birdgo. On March 9, 2023, Fort was acquired by Jeffs’ Brands, a public company traded on the NASDAQ Stock Market.

The acquisition of Fort by the Company was accounted for as a reverse recapitalization. As the shareholders of Fort (which is Jeffs’ Brands) received the largest ownership interest in the Company, Fort was determined to be the “accounting acquirer” in the reverse recapitalization. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Fort. The Company and its subsidiary, Fort, are collectively referred to as the “Group”. Additionally, Jeffs’ Brands became the parent company.

c.	Fort Products LLC

On September 11, 2025, Fort and Jeffs’ Brands Holdings Inc. (a wholly owned subsidiary of Jeffs’ Brands) entered into a membership interests transfer agreement, pursuant to which Jeffs’ Brands Holdings assigned to Fort all of the membership interest in Fort Products LLC (a wholly owned subsidiary of Jeffs’ Brands Holdings), such that Fort Products LLC became a wholly owned subsidiary of Fort. The membership interests transfer agreement was accounted in a manner similar to Pooling-of-Interests with an immaterial consideration.

Fort Products LLC was incorporated in 2023, and did not have operations since incorporation and through the issuance date of these financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - GENERAL (continued)

d.	Reverse Share Split

On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares (the “Reverse Share Split”). As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase common shares of the Company were adjusted pursuant to their terms as a result of the Reverse Share Split. The Reverse Share Split did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the Reverse Share Split.

NOTE 2 – BASIS OF PREPARATION

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively IFRS accounting standards). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34, “Interim Financial Reporting”.

These unaudited interim condensed consolidated financial statements do not include all the information required for annual consolidated financial statement and should be read in conjunction with the annual financial statements as of December 31, 2024.

The material accounting policies applied in the annual financial statements as of December 31, 2024 are applied consistently in these unaudited interim condensed consolidated financial statements.

The results for the nine month period ended September 30, 2025 are not necessarily indicative of the results for the year ending December 31, 2025, or for any future period.

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on December 1, 2025.

Estimates

The preparation of the unaudited interim condensed consolidated financial information requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the interim condensed consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis.

Short-term deposits

Short-term deposits are deposits with an original maturity of more than three months from the investment date and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

Income taxes in interim financial statements

Income tax expense (income) for the periods presented includes the total current taxes, as well as the total change in deferred tax balances.

Current tax expense (income) are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD

a.	Reverse recapitalization and listing expense

As described in Note 1a, on July 7, 2025, the Company completed the acquisition of all of the issued and outstanding shares of Fort from Jeffs’ Brands (the “Transaction”). Following the Transaction, Jeffs’ Brands, the former shareholder of Fort, obtained control of the Company. For accounting purposes, the Transaction has been accounted for as a reverse recapitalization, with Fort identified as the accounting acquirer and the Company identified as the accounting acquiree.

The Company, the accounting acquiree, did not meet the definition of a business in IFRS 3 Business Combinations. Accordingly, the Transaction has been accounted for as a reverse recapitalization and an equity-settled share-based payment transaction for the provision of a stock exchange listing and related services in accordance with IFRS 2 Share-based Payment. The stock exchange listing service had been recorded in profit or loss and measured as the excess of fair value of the Company’s common shares issued to acquire the Company over the fair value of the Company’s identifiable net assets acquired.

As consideration for the acquisition of the Company’s net assets and listing status, the Company is considered to have issued, on the closing of the Transaction, 4,042,857 common shares to the former shareholders of the Company, with an aggregate fair value of $3,545,889 and 714,286 common shares to finders, with an aggregate fair value of $626,482.

The identifiable net assets of the Company (legal acquiree) at the acquisition date were as follows:

July 7,
2025
U.S. dollars in thousands

Cash and cash equivalents	4
Deposit	588
Prepaid expenses	136
Trade payables	(19)
Net assets acquired	709

The fair value of the common shares issued in excess of the net assets acquired represents the cost of obtaining the stock exchange listing and advisory and other services, and has been recognized as a listing expense in profit or loss for the period, as follows:

July 7,
2025
U.S. dollars in thousands

Fair value of 4,042,857 common shares issued to former shareholders of the Company	3,546
Fair value of 714,286 common shares issued to finders	622
Total fair value of 4,757,143 common shares issued	4,168
Less: net assets acquired	(709)
Listing expenses	3,459
Direct legal expenses on the Transaction	325
Listing expenses recognized in profit or loss	3,784

For periods prior to the Transaction, the unaudited interim condensed consolidated financial statements present the results of Fort, as the accounting acquirer, with comparative information restated accordingly. The equity structure (number and type of shares) presented in these unaudited interim condensed consolidated financial statements is that of the legal parent, Fort Technology Inc., including the common shares issued in connection with the Transaction.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD (continued)

b.	Convertible loan to EEH Ventures Ltd. (“EEH”) and loan commitment liability

On August 8, 2025, the Company entered into a convertible loan agreement with EEH, a privately held United Kingdom company engaged in residential real estate investment and development. Under the agreement the Company provided a loan (the “Primary Loan”) in an amount of £2 million (approximately $2.7 million) to EEH. The loan is denominated in GBP, bears a fixed rate of interest of 7.5% and is repayable at maturity, 3 years from the drawdown date of the Primary Loan, unless earlier converted. The Company has the right, but not the obligation, to convert the outstanding principal and accrued interest of the Primary Loan into ordinary shares of EEH representing 19.9% of EEH’s fully diluted share capital.

In addition, EEH has an option, exercisable one year after signing, to draw down an additional loan (the “Additional Loan”) of up to £1 million (approximately $1.3 million) on similar terms. If the Additional Loan is drawn and subsequently converted, the combined conversion of the Primary Loan and Additional Loan would entitle the Company to receive shares representing up to 25% of EEH’s fully diluted share capital.

As of September 30, 2025, only the Primary Loan had been drawn and no part of the loan had been converted into ordinary shares of EEH as at that date.

The Primary Loan is a non-derivative financial asset whose contractual cash flows (principal, interest and equity conversion feature) are not solely payments of principal and interest on the principal amount outstanding (SPPI), due to the equity conversion option that links the cash flows to the value of EEH’s shares. Accordingly, the Primary Loan fails the SPPI test under IFRS 9 and does not qualify for measurement at amortized cost or FVOCI. The Company therefore classified the Primary Loan in its entirety as a financial asset measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9.

The undrawn Additional Loan represents a contractual commitment to provide credit on terms that include an equity conversion feature and that are considered, in aggregate, to be potentially favorable to the borrower. The Company accounts for this undrawn Additional Loan as a loan commitment liability measured at FVTPL under IFRS 9.

The fair value of both the Primary Loan and the Additional Loan is determined using a Black-Scholes pricing model. As such, both instruments are classified within Level 3 of the fair value hierarchy. A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of the warrants issued are as follows:

	Convertible loan receivable	Loan commitment liability
Conversion ratio of EEH’s fully diluted share capital	19.9%	5.1%
Underlying asset value (GBP in thousands)	12,012	12,012
Expected term (years)	3	2
Exercise price (GBP in thousands)	2,485	1,156
Expected volatility	29.78%	27.52%
Risk-free interest rate	3.72%	3.92%
Expected dividend yield	0	0

On initial recognition, the fair value of the Primary Loan (asset) and the Additional Loan (loan commitment liability) was £2,192 thousand (approximately $2,977 thousand) and £192 thousand (approximately $260 thousand), respectively. As of September 30, 2025, there was no change in fair value in GBP since initial recognition. The change in the US dollar carrying amounts between these dates arise from changes in GBP/USD exchange rate over the period. The net foreign exchange difference on the Primary Loan and the Additional Loan in the amount of $31 was recognized within financial expenses.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD (continued)

c.	Issuance of convertible debentures

On August 21, 2025, the Company issued unsecured convertible debentures for an aggregate principal of CAD 5,000 thousand (approximately $3,630 thousand). The convertible debentures mature on August 21, 2027 (the “Maturity Date”) and bear yearly interest of 10%, payable quarterly in cash (with the first interest payment for the period from issuance to September 30, 2025). The conversion prices was determined in US dollars at the date of issuance, by reference to the CAD/USD exchange rate on August 21, 2025, such that the related cash flows are fixed in US dollars.

Holders of the convertible debentures have the option to convert the principal amount into Units of the Company at any time from issuance up to the Maturity Date at a conversion price of $0.93 per Unit. Each Unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.93 per share, exercisable until August 21, 2030. Any unconverted principal will be repayable in cash at the Maturity Date if the convertible debentures are not converted before then.

The convertible debentures are compound financial instrument with both a debt component and an equity component, accounted for in accordance with IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments. The debt component represents the Company’s contractual obligation to repay principal and interest, and the equity component (which is shown as Convertible debenture reserve in the unaudited interim condensed consolidated statements of financial position) represents the holder’s conversion feature.

On August 21, 2025, the Company allocated the proceeds from the convertible debentures between a debt component and an equity component. The debt component was measured first at fair value, equal to the present value of the scheduled future cash flows (interest and principal) discounted at the estimated market interest rate for similar debt with no conversion features. The equity component was determined as the residual amount of the proceeds less the fair value of the debt component. The carrying amount of the equity component will remain fixed in value, while the debt component will be subsequently measured at amortized cost using the effective interest method under IFRS 9.

Issuance costs totaled $408 thousand, of which $242 thousand is related to the issuance of 257,722 common shares as part of the consideration paid in shares, and the remaining $166 thousand represented issuance costs paid to advisors and certain investors. The total issuance costs were allocated between the debt and equity components on a pro-rata basis, consistent with the amounts initially recognized for each component at the issuance date. The portion attributed to the equity component was recorded as a reduction of equity, while the portion attributed to the debt component was deducted from the carrying amount of the debt on initial recognition. Accordingly, the debt component was recognized at $3,422 thousand before the costs allocation and at $3,037 thousand after allocation of issuance costs, and the equity component was recognized at $208 thousand before the cost allocation and $185 thousand after such allocation.

From the issuance date to September 30, 2025, the Company recognized total finance costs of $64 related to the convertible debentures. This amount is comprised of $38 of accrued interest expense and $26 of additional non-cash interest expense arising from the accretion of the convertible debentures’ debt component. All interest and accretion expenses related to the convertible debentures have been recognized within financial expenses.

The table below summarizes the carrying amount of the convertible debenture as of September 30, 2025 and August 21, 2025 (Issuance date):

	September 30,	August 21,
	2025	2025
	U.S. dollars in thousands

Proceeds	3,630	3,630
Less: Unamortized discount	(567)	(593)
Carrying amount	3,063	3,037

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 4 - INVENTORY

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands

Goods in transit	319	389
Finished goods	3,132	2,730
	3,451	3,119

NOTE 5 - FINANCIAL INSTRUMENTS

a.	Assets and liabilities measured at amortized cost were presented on the Company’s unaudited interim condensed consolidated statements of financial position as follows:

	September 30,	December 31,
	2025	2024
Amortized Cost	U.S. dollars in thousands

Assets:
Cash and cash equivalents	359	546
Short term deposit	352
Trade receivables	254	116
Other receivables	10	51
	975	713

Liabilities:
Trade payables	597	505
Other payables	159	253
Lease liability	227	247
Related party payable	2,463	1,775
Convertible debentures	3,063	-
	6,509	2,780

b.	Assets and liabilities measured in fair value were presented on the Company’s unaudited interim condensed consolidated statements of financial position as follows:

	September 30,	December 31,
	2025	2024
	Level 3	Level 3
Fair Value	U.S. dollars in thousands

Assets:
Convertible loan receivable	2,970	-
	2,970	-

Liabilities:
Loan commitment liability	258	-
	258	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued)

Level 3 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The Company has performed a sensitivity analysis of the fair value of convertible loan receivable and the loan commitment liability which are classified as level 3 financial instruments. The Company recalculated the fair value of the convertible loan receivable and the loan commitment liability by applying a +/- 5.0% change to the discount rate in the Black-Scholes pricing model. As of September 30, 2025, a 5.0% increase in discount rate would increase the fair value of the convertible loan receivable to £2,204 (approximately $2,961 thousand) and the loan commitment liability to £204 (approximately $275 thousand); and a 5.0% decrease in discount rate would decrease the fair value of the convertible loan receivable to £2,178 thousand (approximately $2,926 thousand) and the loan commitment liability to £178 (approximately $240 thousand).

c.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate cash, cash equivalents and short term deposit by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both principal and interest cash flows.

	0-1 year	2-5 year
	U.S. dollars in thousands
As of September 30, 2025

Trade payables	597	-
Lease liability	70	192
Other payables	159	-
Loan commitment liability	258	-
Related parties payables	2,463	-
Convertible debentures	-	3,630
	3,547	3,822

	0-1 year	2-5 year
	U.S. dollars in thousands
As of December 31, 2024

Trade payables	505	-
Lease liability	48	199
Other payables	253	-
Related parties payables	1,775	-
	2,581	199

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued)

d.	Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	September 30, 2025	December 31, 2024
Assets

CAD	3,348	-
GBP	983	530
Euro	37	14

	September 30, 2025	December 31, 2024
Liability

Euro	1	-

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency Euro and the currency of GBP.

The following table details the Company sensitivity to a 10 per cent increase and decrease in currency units against the relevant foreign currencies. 10 per cent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10 per cent change in foreign currency rates.

	Euro		GBP		CAD
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
	U.S. dollars in thousands
Profit or loss	3.67	1.4	25.35	45.3	309.01	-
Equity	(3.67)	(1.4)	(25.35)	(45.3)	(309.01)	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 6 - SHARE CAPITAL

a.	The share capital composed of common shares as follows:

	Number of common shares
	September 30, 2025	December 31, 2024
Issued (*)	19,323,098	14,285,714

(*)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the Reverse Share Split effected on October 1, 2025, see Note 1(c).

The Company has unlimited number of authorized common shares without par value.

The common shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

b.	During 2023, the Company declared dividends in the cumulative amount of GBP 186 thousand ($223 thousand). These dividends were paid in full during 2023.

c.	Contingent Right Shares - pursuant to the SPA, the Company is committed to issue additional common shares to Jeffs’ Brands up to 9,428,571 shares upon the achievement of certain milestones as elaborated in note 1(a).

d.	Share option - The Company has a share option plan (the “Previous Plan”) pursuant to which the Company’s Board of Directors may grant incentive share options to the Company’s officers, directors, employees and consultants. Under the Previous Plan, the Company may grant options to purchase up to 10% of the issued and outstanding common shares of the Company. Share options granted may not exceed a term of 10 years, and the term will be reduced to 1 year following the death of the optionee. All share options vest when granted unless otherwise specified by the Board of Directors.

As of December 31, 2024, a total of 125,714 share options and warrants were outstanding and fully exercisable at an exercise price of CAD 0.70 per option (approximately $0.49 per option). These share options are scheduled to expire in March 2027. During 2025, 22,519 warrants were exercised in total consideration of 11 thousand.

On July 21, 2025, the Company adopted a new equity incentive plan (the “New Plan”), which was approved by the Company’s shareholders on August 21, 2025 and replaces Previous Plan. Under the New Plan, the Company may grant share options, restricted share units (“RSUs”) and performance-based awards to officers, directors, employees, and consultants.

The New Plan is a fixed plan allowing the issuance of up to 3,808,957 common shares, representing 20% of the Company’s issued and outstanding common shares as of the implementation date.

On September 15, 2025, the Company granted 278,571 RSUs to officers and members of the Board of Directors and 257,142 RSUs to advisors of the Company. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. Half of the RSUs granted will vest after one year and the other half will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $1.16, based on the Company’s common share price on their grant date. During 2025, no RSUs vested, were exercised, forfeited, or expired. The Company recorded an expense of $10 thousand in respect of such grant, included in general and administrative expenses.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 7 - SEGMENTS

As of September 30, 2025, and 2024, the Company had one operating segment, sale of pest control products. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Nine months ended September 30,			Three months ended September 30,
	2025	2024		2025	2024
	U.S. dollars in thousands
United Kingdom	7,013	6,235		2,601	1,786
France	466	(*	)	205	(*	)
Other Europe	571	209		321	199
Total revenues	8,050	6,444		3,127	1,985

(*)	In 2025, revenues from France were disclosed separately as they became material in accordance with IFRS 8. In previous year there was no material revenues to a single country within Europe.

Information about the Company’s non-current assets (excluding financial instruments) by geographical location is detailed below:

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands
United Kingdom (*)	321	385
Total	321	385

(*)	All of the Company’s non-current assets are located in the United Kingdom. Non-current assets in other countries, if any, are not material and are therefore not disclosed separately.

NOTE 8 - TAXES ON INCOME

a.	Taxes on income included in the unaudited interim condensed consolidated statements of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
Current taxes	9	89	9	1
Deferred taxes	(3)	4	(4)	3
	6	93	5	4

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 9 - RELATED PARTIES

Transactions and balances with related parties

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands

Cost of revenues
Management fees (a2)	136	-	136	-

Sales and marketing
Management fees (a2)	109	-	109	-

General and administrative expenses:
Directors’ fees (a1)	30	19	18	7
Management fees (a2)	27	-	27	-
Professional services – CEO and CFO	28	-	28	-

Other expenses:
Management fees (a2)	-	116	-	39

Financial expenses:
Interest expenses on convertible debentures (a3)	19	-	19	-

Balances with related parties

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Other receivables (a3)	19	-
Trade payables (a1)	-	198
Related parties payable (a2)	2,463	1,775
Convertible debentures (a3)	1,428	-

(a1)	The monthly fee of £1,600 (approximately $2,000) commenced on October 1, 2023.

(a2)

On March 30, 2023, the Fort entered into a service agreement with Jeffs’ Brands (the “Jeffs’ Brands Service Agreement”) pursuant to which Jeffs’ Brands will provide different services to Fort. The Jeffs’ Brands Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Jeffs’ Brands Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

Fees are determined by a transfer pricing study, which until December 31, 2024 was calculated based on a percentage of operating profit, complaint with applicable laws. As of January 1, 2025, the fees are determined based on a new transfer pricing study based on cost-plus method. The new transfer pricing study was implemented during the third quarter of 2025 and applied retroactively to services rendered since January 1, 2025.Accordingly, Jeffs’ Brands charges the Company and Fort the cost of employees related to the Company’s and Fort activities (mainly costs related to Fort operation with Amazon) and their related overhead on a cost plus 8%.

(a3)	In connection with the issuance of the convertible debentures (as described in Note 3c), Jeffs’ Brands participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand at the same terms of the rest of the participants. Interest receivables recorded in other receivables.

NOTE 10 - SUBSEQUENT EVENTS

a.	On October 1, 2025, the Company effected a 1 to 7 Reverse Share Split. See Note 1(d).